December 5, 2011
VIA EDGAR AND FEDEX
Duc Dang, Senior Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SEC Comment Letter dated November 10, 2011
Cole Real Estate Income Strategy (Daily NAV), Inc. (f/k/a Cole Real Estate Income Trust, Inc.)
Amendment No. 4 to Registration Statement on Form S-11, filed November 3, 2011 File No. 333-169535

Dear Mr. Dang:
     On behalf of our client, Cole Real Estate Income Strategy (Daily NAV), Inc. (f/k/a Cole Real Estate Income Trust, Inc.) (the “Company”), set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), received by letter dated November 10, 2011 (the “Comment Letter”), with respect to Amendment No. 4 to the Registration Statement (the “Registration Statement”) on Form S-11 (Registration No. 333-169535) filed by the Company on November 3, 2011. The responses to the Staff’s comments are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly.
     We have enclosed with this letter a marked copy of Amendment No. 4 to the Registration Statement. Page references in the description of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 4.
General
1.	Throughout your disclosure you indicate that approximately 99% of your offering proceeds would be available for investment in real estate. Considering you will likely use offering proceeds for net redemptions and may use offering proceeds to pay distributions, please expand the description of your possible uses of proceeds.

Mr. Duc Dang
Cole Real Estate Income Strategy (Daily NAV), Inc.
December 5, 2011

The Company has revised the disclosure in the Registration Statement on pages 16 and 63 to note that in periods when some existing investors seek to redeem their shares, the REIT may receive proceeds from new investors; in these circumstances cash proceeds from sales of new shares during a quarter could be used for satisfying redemptions. Net proceeds on any given business day (which is available cash) will often be the means of funding redemptions that is in the best interests of shareholders because of the time and expense involved in investing new capital in the liquid investments or real estate properties and divesting of liquid investments or real properties to create liquidity to reimburse capital. As a substantive matter, however, except for the elimination of transaction costs from the investment/divestiture cycle, the netting of redemptions from incoming proceeds during a quarter is no different than if proceeds had been invested in the liquid reserve and assets in the liquid reserve were sold. The Company has also revised the disclosure on pages 16 and 63 to note that to the extent that offering proceeds are used to satisfy redemption requests, there will be no expected impact on the Company’s aggregate NAV or the value of an investor’s investment.
For example, assume that the Company had a NAV of $100,000,000 consisting of a mix of real estate properties and liquid investments. If an investor seeks to redeem $5,000,000 of the Company’s shares at the same time a new investor purchases $5,000,000 of the Company’s shares, the new investor’s offering proceeds may be used to satisfy the redemption, but the new investor will still receive shares worth $5,000,000, and the Company’s NAV will still be $100,000,000. The time and expense of liquidation of real estate properties will not have been necessary.
Furthermore, the Company respectfully notes that it has disclosed on pages 32 and 63 of the Registration Statement that it may pay distributions from offering proceeds in anticipation of future cash flows, and the Company has not placed a limitation on the amount of such proceeds it may use to pay distributions.
Calculation of Our NAV Per Share, page 85
2.	We note the revised disclosure of the valuation expert’s and the fund accountant’s role in your NAV disclosure. Please revise to clarify if the value for your assets and liabilities, as determined by your independent valuation expert will be disclosed with your calculation of NAV per share. Also, please clarify if the references to “as is market value” and “estimated values” refer to the fair value of your assets and liabilities. If not, elaborate on your use of the two terms and discuss the methodologies to be used in determining those values.
The Company respectfully notes that the Company’s independent valuation expert will only be valuing the Company’s commercial real estate assets, related liabilities and notes receivable secured by real estate. In response to this comment, the Company has revised

Mr. Duc Dang
Cole Real Estate Income Strategy (Daily NAV), Inc.
December 5, 2011

the disclosure on page 86 to note that the Company will disclose on a quarterly basis in a prospectus supplement filed with the SEC, the primary components of the Company’s NAV, and that certain components will be based on appraisal reports provided by the independent valuation expert. This information will be consolidated into the quarterly post-effective amendment to the Registration Statement required to be filed pursuant to Industry Guide 5. The Company also respectfully submits that the “estimated value” represents the fair value of those assets and liabilities as determined in good faith by the Company’s independent valuation expert. The Company further submits that the methodologies used in determining those values are disclosed in the “Valuation Policies” section beginning on page 81. Additionally, the Company has revised the disclosure on page 83 to strike the reference to “as is market value”.
Buying Shares, page 168
3.	We note your response to comment 6. During the initial phases of your offering, it appears that your portfolio may be small enough that news of a default or other significant event affecting one or several properties could have a material impact that is not reflected in the prior day’s NAV. In such situation, please revise to clarify how you will notify potential investors of such changes prior to the time of their investment decision.
In response to this comment, the Company has revised its disclosure on page 174 to note that during the early stages of the Company’s life, while its portfolio is growing in size and diversification, if the Company becomes aware of facts or circumstances that are likely to materially affect the Company’s NAV on any particular day, the Company will disclose the information as promptly as reasonably practicable through a press release that is posted on its website and in its filings with the SEC, and the Company may also decline to accept purchase orders from investors until such information is disclosed or reconfirm orders that were placed after the Company became aware of such facts and circumstances.
     If you should have any questions about this letter or require any further information, please call me at (617) 570-1531 or David Roberts at (617) 570-1039.

Very truly yours,
/s/ Ettore A. Santucci

Ettore A. Santucci

cc:	Kristina Aberg Kimberly J. Smith David H. Roberts